Exhibit 10.15

September 28,2010

Dear Paul:

We are thrilled to make you the following offer to join AGS LLC (“AGS” or the “Company”). I speak for everyone at Alpine and AGS when I say that we think very highly of you, and we are confident that you will be successful at AGS. On a personal note, I’m very excited to work with you again and hopefully create the same value that we did in our former assignment.

Position. You will be the Vice President of Business Development and will report directly to the CEO. Primary responsibilities will include optimizing AGS’ sales organization (building the team, prioritizing markets, assigning territories, developing quotas, implementing sales systems and commission plans), developing AGS’ existing markets (maximizing HPD and return on capital), prioritizing and opening new markets, communicating with customers, managing all promotion activities, developing content direction based on market data and customer feedback, prioritizing content, working closely with developers and giving insight on customer buying habits and end user usage habits, developing strategic alliances and investigating potential merger and acquisition opportunities. Your geographic focus will be North America initially and expand to the international markets as our product line and organization develops. This offer is contingent on your starting no later than October 4, 2010 (“Start Date”).

Salary & Commission. You will be paid a base compensation at the annual rate of $275,000 payable in 26 installments in accordance with the Company’s standard payroll practices for salaried employees. This salary and payment schedule will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. Your 2010 salary will be prorated based on your Start Date.

You shall also receive a commission paid in cash based on the bonus plan as outlined in Exhibit I. Your 2010 commission bonus will be paid based on sales signed after your Start Date. This bonus program shall be in place through 2011 (assuming you are still employed with AGS) after which you, the Chairman, and CEO shall determine an appropriate bonus plan based on objectives at that time.

In addition, you will receive a one-time signing bonus of $50,000 payable within 10 days of your start date assuming you commence employment on or before October 4, 2010. In the event that your employment with the Company ceases for any reason prior to October 3, 2011, for reasons other than death or long term disability, the signing bonus amount of $50,000 shall be due and recoverable from any amounts owed to you by the Company and any residual shall be due and payable by you to the Company within 30 days of your termination date.

Profits Interest. In conjunction with this employment offer, you will be entitled to a percentage of the gains in equity value of AGS in a sale (Profits Interest). Profits Interest and pertinent financial information are documented in Exhibit 2.

Performance Reviews / Quarterly goals. Each quarter, you and the CEO will outline/update your portions of the annual plan and your quarterly goals. You will receive an annual performance-based review, or more frequently at the discretion of the CEO.

Benefits & Vacation. You will be eligible to participate in the Company’s medical plan. The Company provides basic medical insurance for all of its employees and family. You also will be eligible for participation in the Company’s 401-K plan. Eligibility for the medical and 401-K plans will commence sixty (60) days after your Start Date. You will receive three weeks paid vacation annually. Vacation will accrue on a monthly basis. Availability of and/or participation in any of the referenced plans is subject to adjustment pursuant to the Company’s policies and plans in effect and which may change from time to time.

Non-Competition, Non-Disclosure and Non-Solicit Agreement. You will be required to sign the Company’s Non-Competition, Non-Disclosure and Non-Solicit Agreement, a copy of which must be signed and returned prior to your Start Date, as a condition precedent to your employment with the Company. The Non-competition and Non-Solicit portions of this Agreement shall remain in effect for 12 months following your departure from the Company.

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Trade Secrets/Intellectual Property. The trade secrets and intellectual property developed by you or the Company while you are at AGS shall remain property of AGS.

Period of Employment. Your employment with the Company will be “at will,” meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this offer. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company.

Outside Activities. While you render services to the Company, you will not engage in any other gainful employment, business or activity without the written consent of the Company.

Withholding Taxes. All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes.

Entire Agreement. This letter and the Non-competition, Non-Disclosure and Non-Solicit Agreement contain all of the terms of your employment with the Company and supersede any prior understandings or agreements, whether oral or written, between you and the Company.

Severance. The Company will provide one year severance in the event you are terminated without cause. Cause includes failure to correct underperformance after written notification from the CEO or Board, illegal fraudulent conduct, conviction of felony, a determination that your involvement with the company would have a negative impact on the Company’s ability to receive or retain any licenses, willful or material misrepresentation to the Company, CEO or Board relating to the business, assets, prospects, or operations of the Company, or refusal to take any action as reasonably directed by the Board or any individual acting on behalf or at the direction of the Board. Company can defer severance payment if payment of such severance would cause an event of default under the company’s credit facilities. You must sign a standard release before the company will make any severance payment.

Amendment and Governing Law. This agreement may not be amended or modified except by an express written agreement signed by you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes will be governed by Illinois law.

You may indicate your agreement with these terms and accept this offer by signing and dating the original of this letter, as well as the Non-Competition, Non-Disclosure and Non-Solicit Agreement, and returning them to me by fax or email. As required by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States. We would like to have this completed by September 24, 2010.

Paul, we are very excited to have you join our team. We look forward to continuing to build a great company together.

Very truly yours,		I have read and accept this offer.

/s/ Bob Miodunski	By:	/s/ Paul Lofgren
Bob Miodunski		Paul Lofgren
Chairman and Interim CEO AGS, LLC		Dated: 9/30/10

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Exhibit 1

Your annual commission bonus will be additive based on the 3 components outlined below. Your 2010 commission bonus will be paid based on sales and game placements signed after your Start Date. Your total cash compensation including base salary and commissions/bonuses will be capped at $1,000,000 per year, subject to the CEO’s discretion, with the 2010 cap prorated based on your Start Date.

Commission #1 (excluding OK and IL VLT markets) = (Game Sale Gross Profit + Recurring Revenue Games Gross Profit—Cost of Salesforce) * X%

Game Sale Gross Profit = Net revenue—cost of goods sold (i.e. machine, servers, peripherals, etc.)

Recurring Revenue Games Gross Profit = Recurring revenue—1/5 machine cost

Cost of Sales Force = (Salary of sales personnel and your base salary) + (all 3rd party sales commissions) + (travel, entertainment, advertising and promotional expense). OK and IL sales force costs shall be excluded for purposes of this calculation. Your commissions/bonuses and sales commissions for your staff are excluded as well.

Bonus Amount =  0.25% of Gross Profit up to $7,500,000

1.0% of Gross Profit from $7,500,000 to $11,750,000

2.5% of Gross Profit from $11,750,000 to $15,750,000

3.5% of Gross Profit above $15,750,000

Your 2010 plan will be based on a flat $200 per game based on the above criteria.

Commission #2 - 2011—AGS Executive Bonus Plan- You will be eligible to participate in the AGS Executive Bonus Plan. This plan will be in place prior to the commencement of 2011 and will have a target of $50,000 at plan, a strike point of 80% of plan and a max bonus amount of $100,000 at a multiple of plan to be determined. All direct reports to the CEO will be on this plan. The driver behind this plan will be Ebitda and one other financial metric to be determined that is significant to AGS’ future success.

Commission #3—Business Development- You will be eligible to receive up to $50,000 based on the CEO’s subjective evaluation of your performance in developing new markets, developing strategic alliances, identifying strategic acquisitions, and identifying other opportunities that contribute to the overall value of AGS. In addition, at the discretion of the CEO, individual initiatives that occur as a result of your efforts might be subject to incremental bonus amounts depending solely on the CEO’s assessment of your contribution and the ultimate impact on AGS’ value.

All bonus amounts to be paid within two weeks of receipt of audited statements for the fiscal year.

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Exhibit 1 (cont.)

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Exhibit 2

In conjunction with this employment offer, you will be allocated 1% of the gain in equity value of AGS in a sale (Profits Interest). The strike price of the Profits Interest is based on a $56,000,000 equity valuation equating to a 5.5x multiple of 2009 EBITDA (see calculation below). The Profits Interest will vest 25% per year over four years; all of the Profits Interest shall be awarded based on tenure. You must be employed for the Profits Interest to vest. If you are fired without cause you shall retain any vested Profits Interest. If you are fired for cause you shall forfeit any vested Profits Interest The strike price will be adjusted upward dollar-for-dollar for any new capital contributions. Profits Interest is subject to dilution. If AGS is sold, 100% of the unvested Profits Interest will automatically vest. The Profits Interest will be documented in a separate agreement to be executed within ninety days of your Start Date.

2009 Approximate P&L ($000s)
Revenue Recurring	$62,000
Game Sales	$18,000
Total Revenue	$80,000
EBITDA	$33,800
*
Multiple	5.5x
-
Net Debt	$129,900
=
Strike Price	$56,000

2009 Approximate Game Data
Number of Games	7,700
Hold-Per Day	$115 - $120

In a sale of AGS, the following will determine the value of your Profits Interest:

(Enterprise Value – Net Debt – Strike Price) * 1,0% = Profits Interest

If AGS grows EBITDA to $50 million and sells at a 7x multiple in 3 years and retires debt to $50 million, Profits interest = [$50 mm * 7 - $50 mm]*.01 = $3.0 million or $1.0 million per year.

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